 October 31, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Benjamin Holt

Re:	Dynamix Corporation Registration Statement on Form S-1, as amended File No. 333-280719

Ladies and Gentleman:

We previously requested the effectiveness of the above-referenced Registration Statement on Form S-1 by letter dated October 30, 2024.

The undersigned advise that we hereby withdraw such request for acceleration.

[Signature page follows]

Very truly yours,

COHEN AND COMPANY CAPITAL MARKETS,

A division of J.V.B. Financial Group, LLC

By:	/s/ Jerry Serowik
	Name:	Jerry Serowik
	Title:	Senior Managing Director; Head of Capital Markets

SEAPORT GLOBAL SECURITIES LLC

By:	/s/ Jack Mascone
	Name:	Jack Mascone
	Title:	Head of Capital Markets